Exhibit 3.15

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

MOBIQUITY TECHNOLOGIES, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

1.                  The name of the corporation is MOBIQUITY TECHNOLOGIES, INC.

2.                  The certificate of incorporation was filed by the department of state on the 26th day of March 1998 under the Corporation's original name Ace Marketing & Promotions, Inc.

3.                  The Corporation shall amend the Certificate of Incorporation by amending paragraph 8 and replacing paragraph 8 with new provisions, to the Certificate of Incorporation. Paragraph 8, as amended, shall read as follows:

      "8. This Amendment to the Certificate of Incorporation is filed pursuant to Section 502(d) of the Business Corporation Law (the "BCL") to designate the rights, preferences and limitations of two shares of the Corporation's authorized 5,000,000 shares of Preferred Stock, $.0001 par value, as Class B Preferred Stock in accordance with Article Fourth of the Corporation's Certificate of Incorporation. Such rights, preferences and limitations of said two shares of Class B Preferred Stock are as follows:

a.	Voting. The Class B Preferred Stock shall have no voting rights.

b.	Dividends. Subject to any limitation imposed by Section 501 of the BCL, the Corporation shall declare and pay dividends, payable in cash out of funds legally available therefor, to the holders of the Class B Preferred Stock, in an aggregate amount equal to 10% of the gross revenue of the Corporation or Advangelists, LLC, a Delaware limited liability company, whichever is higher, for each of its 2019 and 2020 fiscal years (each a "Dividend Year"). Such dividends shall not exceed an aggregate of $1,200,000.00 per Dividend Year. Such dividends shall be determined quarterly during the Dividend Year, based on the gross revenue for each three-month, six-month, nine-month and twelvemonth fiscal periods (each a "Fiscal Period") in the Dividend Year. Such quarterly dividend shall not exceed an aggregate of (a) $300,000 multiplied by the number of quarters in the Fiscal Period to which the dividend relates, minus (b) the amount of the aggregate dividend previously declared for any of the quarters in such Fiscal Period. The quarterly dividend for a Fiscal Period shall be declared and paid not later than seventy five (75) days following the end of such Fiscal Period (each a "Dividend Payment Date"), payable ratably to the holders of the Class B Preferred Stock of record on the Dividend Payment Date. In the event the Corporation is limited from declaring and paying any foregoing dividend in accordance with the provisions of the BCL on the applicable Dividend Payment Date, such Dividend Payment Date shall be deemed to be automatically extended until such time that the Corporation is permitted to declare and pay the dividend in compliance with BCL Section 501.

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c.	Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class B Preferred Stock shall be entitled to receive out of the funds and assets legally available therefore, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock or other class of preferred stock ranking junior to the Class B Preferred Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the sum of the maximum dividend for both Dividend Years, less the amount of any dividend previously paid.

d.	Termination of Class B Preferred Stock. Subject to the dividend payment rights in favor of the holders of the Class B Preferred Stock set forth above, all rights, privileges, preferences, and restrictions of the Class B Preferred Stock shall terminate as of December 31, 2020, and, immediately upon the full payment of the dividends in respect of the Corporation's 2019 and 2020 Dividend Years, the Corporation shall eliminate such class from its authorized capital.

e.	Other than the above-referenced dividend rights, the Class B Preferred Stock shall not confer any rights upon the holders thereof.

4.       Section 502(c) of the Business Corporation Law provides for the Board of Directors to have the power to designate the relative rights, preferences and limitations of the shares of any Series which is not fixed in the Certificate of Incorporation. In this respect, the amendment to the Certificate of Incorporation was authorized by unanimous written consent of the Board of Directors of the Corporation on December 17, 2018 pursuant to Section 708(b) of the Business Corporation Law.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: December 17, 2018	/s/ Dean Julia
Dean Julia, CEO/Secretary

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